UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Ivanhoe Mines Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

46579N

(CUSIP Number)

Ben Mathews Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom +44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to: Thomas B. Shropshire, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 3223 January 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 15 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011 and December 12, 2011 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, and 7999674 Canada Inc., a company incorporated under the laws of Canada. Rio Tinto, RTIH and 7999674 Canada Inc. shall be collectively referred to herein as the “Rio Tinto Companies”.

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and has not engaged in any activities except in connection with this share purchase.

The principal executive office of Rio Tinto is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of RTIH is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at Suite 1300 - 777 Dunsmuir Street, Vancouver BC, V7Y 1K2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Rio Tinto Companies have entered into a Joint Filing Agreement, dated January 26, 2012, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 17, 2012, pursuant to a rights offer by the Company, RTIH exercised its Subscription Right to acquire 439,216 Shares from the Company for an aggregate consideration of CDN$8,634,986.56, representing a purchase price of CDN$19.66 per Share.

On January 23, 2012, 200,000,000 Shares were transferred between Rio Tinto and 7999674 Canada Inc.

On January 24, 2012, 7999674 Canada Inc. purchased 15,100,000 Shares in the Company in a privately negotiated transaction for an aggregate consideration of CDN$302,000,000, representing a purchase price of CDN$20.00 per Share.

The funds for the purchase were obtained by 7999674 Canada Inc. from the working capital of Rio Tinto.

Rio Tinto issued a press release announcing the share purchase on January 24, 2012, which is filed as Exhibit M hereto and incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise disclosed in Item 4 hereof, none of the Rio Tinto Companies has any current intention to acquire additional securities of the Company. However, the Rio Tinto Companies reserve their rights to seek opportunities to acquire additional securities of the Company, depending upon their assessment of the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic and tax conditions, and other factors.

In addition, the Rio Tinto Companies reserve their rights to take such actions in the future with respect to their investment in the Company as they deem appropriate, including making proposals to the Company, alone or jointly with a third party, concerning the long-term structure of their existing investment, a direct ownership interest in the OT Project or other changes to the capitalization, ownership structure or operations of the Company.

Furthermore, although the Rio Tinto Companies do not have any current plan to make any change in the present board of directors or management of the Company, as the ultimate majority shareholder in the Company, the Rio Tinto Companies are engaged in a thorough review of their current investment in the Company, which includes a review of the composition of the Company’s board of directors and management. The Rio Tinto Companies anticipate that they will, in the future, seek the replacement of some of the management, including senior management, of the Company and at least a majority of the non-Rio Tinto appointed directors, which would effectively give the Rio Tinto Companies more than a majority of the seats on the Company’s board of directors as currently constituted. Notwithstanding that there is no current plan in respect of the foregoing, the Rio Tinto Companies reserve their rights to take any action in respect of their investment in the Company as is permissible, including requesting that changes are made to, or seeking to make changes in, the Company’s board of directors and/or management.

As disclosed previously, RTIH has confirmed to The Government of Mongolia that it will not sell or transfer to a person controlled by a foreign government any shares it may from time to time hold in the Company, OT LLC or another subsidiary of the Company that is a direct or indirect shareholder of OT LLC without the consent of The Government of Mongolia.

Except as otherwise set forth in Item 4 of the Schedule 13D, as amended hereby, none of the Rio Tinto Companies has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Rio Tinto Companies reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Rio Tinto Companies to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

On January 17, 2012, pursuant to a rights offer by the Company, RTIH exercised its Subscription Right to acquire 439,216 Shares from the Company for an aggregate consideration of CDN$8,634,986.56, representing a purchase price of CDN$19.66 per Share.

On January 23, 2012, 200,000,000 Shares were transferred between Rio Tinto and 7999674 Canada Inc.

On January 24, 2012, 7999674 Canada Inc. has agreed to purchase 15,100,000 Shares in a privately negotiated transaction for an aggregate consideration of CDN$302,000,000, representing a purchase price of CDN$20.00 per share.

Therefore, each of the Rio Tinto Companies is deemed to beneficially own 377,397,658 Shares which, inclusive of the exercise of the Subscription Right and the 15,100,000 Shares which have been agreed to be acquired, would represent 51.0 per cent of the Company’s outstanding Shares on a fully diluted basis.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Rio Tinto Companies is based on 740,011,534 Shares as of January 17, 2012.

In addition, the Shares deemed beneficially owned by each of the Rio Tinto Companies with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On January 18, 2012, RTIH entered into an agreement with the Company which amends the Private Placement Agreement disclosed in and attached as Exhibit B to the amendment to this Schedule 13D filed with the SEC on November 3, 2006 to give effect to the suspension of the shareholder rights plan adopted by the board of the Company on April 5, 2010, as amended on April 21, 2010. The description of this agreement contained herein is qualified in its entirety be reference to Exhibit L attached hereto, which is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and 7999674 Canada Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.

Exhibit Number	Description

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012

M	Press Release dated January 24, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2012

Rio Tinto plc

By:	/s/ Ben Mathews
Signature

Ben Mathews / Company Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

7999674 Canada Inc.

By:	/s/ Ben Mathews
Signature

Ben Mathews / Assistant Corporate Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Christopher Lynch	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Name	Present Principal Occupation	Business Address	Citizenship
Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Name	Present Principal Occupation	Business Address	Citizenship
Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officer

Matthew Whyte	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

7999674 Canada Inc. Directors and Executive Officer

Directors

Jocelin Paradis	Director	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Julie Parent	Director	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Executive Officer

Jocelin Paradis	President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Lawrence Tal	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Brett Salt	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Julie Parent	Corporate Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Ben Mathews	Assistant Corporate Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Matthew Whyte	Assistant Corporate Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and 7999674 Canada Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012

M	Press Release dated January 24, 2012

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.